

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Jaymes Winters
Chief Executive Officer
Solidion Technology, Inc.
13355 Noel Road, Suite 1100
Dallas, Texas 75240

      Re: Solidion Technology, Inc.
          Registration Statement on Form S-1
          Filed on April 15, 2024
          File No. 333-278700

Dear Jaymes Winters:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing

cc: Alex Weniger-Araujo